Form 51–102F3

Material Change Report

Item 1     Name and Address of Company

American Bonanza Gold Mining Corp.
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2

PHONE: (604) 699-0023

Item 2     Date of Material Change

November 22, 2004

Item 3     News Release

Press release dated November 23, 2004 was disseminated by CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the TSX Venture Exchange and the applicable regulatory authorities via SEDAR on November 23, 2004.

Item 4     Summary of Material Change

American Bonanza Gold Mining Corp. and International Taurus Resources Inc. have agreed to merge and together have agreed with Fairstar Explorations Inc. to consolidate 100 per cent of the Fenelon Project in Quebec into a new company.

Item 5     Full Description of Material Change

American Bonanza Gold Mining Corp.(“Bonanza”) and International Taurus Resources Inc.(“Taurus”) have agreed to combine the two companies to create a new gold company (“New Bonanza”) which will have interests in several mineral development and exploration projects located in Canada and the United States. The two merging companies have also agreed with Fairstar Explorations Inc. (“Fairstar”) to acquire the 38 per cent interest in the high grade Fenelon project in Quebec and other Casa Berardi properties currently held by Fairstar. Consideration for Fairstar’s Fenelon interest is the issuance of 6.5 million shares of New Bonanza and a cash payment of CDN$300,000. These transactions will resolve the existing Fenelon litigation between Fairstar and Taurus, and New Bonanza will then hold a 100 per cent ownership interest in the Fenelon project.

The Fenelon Gold Project is a high grade gold discovery in the Casa Berardi region of Quebec. Extensive drilling and the mining and milling of a 14,000-tonne bulk sample confirm high grade gold mineralization. The deposit is open at depth, and the controlling structure has been identified for over three kilometers of strike length.

Highlights of New Bonanza:

-	New Bonanza will have a strong balance sheet with $10 million in cash and no debt;

-	it will have an experienced entrepreneurial management team led by Brian Kirwin;

-	New Bonanza will have near term, high grade production potential at the Copperstone project in Arizona with a planned production decision in 2005;

-	excellent exploration potential exists at the high grade Fenelon project in Quebec and the large Taurus project in British Columbia; and

-	New Bonanza will have several additional prospective exploration projects in the United States and Canada.

Mr. Brian Kirwin, President and Chief Executive Officer of Bonanza, commented on the business combination and property acquisition by stating: “This is a major step forward in the growth of Bonanza and Taurus and the development of these highly prospective projects. New Bonanza will own 100 per cent interests in two high grade projects with excellent development potential and one large low grade project, also with excellent potential. This combination of assets provides the basis for New Bonanza to become a new substantial, low cost gold producer in the near term.”

Mr. Robert Blakestad, Taurus director and former CEO commented: “I am impressed with Brian Kirwin’s vision for the new company. It fits well with our own goals of growing Taurus and adding necessary management depth. I am especially pleased to see the Fenelon gold project in the hands of a group that shares our opinion of the potential to ensure the exploration and development necessary to meet our common goals. This new team is well positioned, both technically and financially, to take Fenelon, Copperstone and the other Taurus and Bonanza properties to the next level.”

Mr. Larry Nachshen, Chairman of Fairstar stated: “We are excited about the future prospects for New Bonanza. Fairstar shareholders will be able to participate in a highly prospective, well financed and well managed entity. In addition, by maintaining control of Fairstar, management will have the flexibility of investigating new opportunities for shareholder value creation.”

Management and the Board of Directors of New Bonanza:

The combination and property consolidation has the full support of the boards of directors of Bonanza, Taurus and Fairstar. Management of New Bonanza will be led by a team consisting of Mr. Brian Kirwin as President and Chief Executive Officer, Mr. Giulio Bonifacio as Executive Vice President and Chief Financial Officer, and Dr. William Bird, Taurus’s current interim President will assume the role of Vice President. The expanded Board of Directors of New Bonanza will include four directors from Bonanza, two directors from Taurus and one director from Fairstar. Additionally Mr. Robert Blakestad, current Director and past-President of Taurus, will join Mr. Ian Telfer as a member of the advisory board. Subject to exchange approval, the common shares will continue to trade on the TSX Venture Exchange and New Bonanza will seek a listing on the TSX senior board and other stock exchanges as appropriate. Prior to closing the transaction New Bonanza will be renamed.

Summary of the transaction:

The business combination is expected to be completed by way of a statutory Plan of Arrangement whereby each Bonanza share will be exchanged for 0.25 shares of New Bonanza and each Taurus will be exchanged for 0.20 shares of New Bonanza. As a result of the proposed transactions, the combined company will be held by 63.6 per cent by former Bonanza shareholders, 27.6 per cent by former Taurus shareholders and 8.8 per cent by existing Fairstar shareholders.

The combination is subject to the execution of a definitive merger agreement, all requisite judicial and regulatory approvals, third party consents and opinions and other conditions customary in transactions of this nature. In particular, the transaction must be approved by at least three quarters of the votes cast by shareholders of Bonanza and Taurus as well as approved by 2/3 of the votes cast by shareholders of Fairstar. The shareholder meetings are expected to be held in March, 2005 with the transaction expected to close shortly thereafter.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepts the superior proposal will be required to pay a fee equal to 5 per cent of its market capitalization to the other party.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

N/A

Item 7     Omitted Information

None

Item 8     Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Giulio T. Bonifacio
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2
Telephone: (604) 699-0023

Item 9     Date of Report

December 2, 2004